SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 5, 2003

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Contact:
Investor Relations	Jody Burfening
ICOS Vision Systems Corporation NV	Lippert/Heilshorn & Associates, Inc.
Tel: 32 16 398 220	212-838-3777 (ext. 6608)
Investor.relations@icos.be	jburfening@lhai.com

ICOS Vision Systems Expects Sequential Revenue Increase of

Approximately 42% for the Fourth Quarter.

Fiscal 2003 Revenue Expected to Grow 46%

Heverlee, Belgium, January 5, 2004 — ICOS Vision Systems Corporation NV (Nasdaq and Euronext: IVIS), a leading supplier of inspection solutions for the semiconductor industry, expects fourth quarter revenue of approximately 15.0 million Euro, based on a preliminary review of the results, representing an increase of 42% over the third quarter. Revenues for fiscal 2003 are expected to be approximately 46% higher than fiscal 2002. These anticipated results compare to previous guidance, which called for a sequential revenue improvement of around 10% and a year-over-year growth rate of approximately 35%.

Anton DeProft, president and chief executive officer, said, “Last quarter we saw evidence that the semiconductor industry was entering an up-cycle with visibility improving and customers beginning to place sizeable capacity orders with us again. In fact, the pace of recovery for ICOS has been much faster than we anticipated, and we are receiving orders from nearly all of our customers, for all products and from all geographic regions.

In addition, we are clearly reaping the benefits from our strong market share gains over the past two years. Having established market leadership, we are now selling to all major IC manufacturers and subcontractors alike. Because of our flexible operational model, we have been able to react swiftly to the market upturn, with delivery times unchanged. We expect the fourth quarter operating margin to exceed 20%, assuming gross margin and operating expenses are in line with our earlier guidance. We further expect to sustain this top- and bottom-line momentum in fiscal 2004.”

The company will report final audited results for the fourth quarter and fiscal year 2003 on February 19, 2004.

The company will also present at the Needham & Company Sixth Annual Growth Conference to be held at the New York Palace Hotel in New York City. The presentation, to be given by Anton DeProft, is scheduled for January 7, 2004, at 10:00 a.m. Eastern time. The presentation will be webcast and can be accessed via ICOS Vision Systems’ web site at www.icos.be or directly at http://www.wallstreetwebcasting.com/webcast/needham7/ivis/.

ICOS is a leading worldwide developer and supplier of inspection equipment, primarily for the semiconductor packaging industry. The company believes to have the most comprehensive line of 2D and 3D inspection solutions for its target markets. ICOS has three product lines: its stand-alone inspection equipment performs the final outgoing inspection and taping of various types of semiconductor components and its board-level and system-level OEM inspection systems are integrated at various stages of the semiconductor packaging process and in electronic assembly equipment.

ICOS’ headquarters are located in Heverlee, Belgium and it has R&D centers in Belgium, Germany and Hong Kong and sales and support offices in Japan, the USA, Singapore and Hong Kong.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995:

Certain matters discussed in this press release are forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. These risks and uncertainties include, without limitation, the expected continuation in the strength of the market, risks relating to intellectual property, risks relating to technological change, the introduction of new products by the Company’s competitors, and the inherent uncertainty of law suits alleging patent infringement that have been filed against the Company, as well as risks relating to the Company’s dependence on the cyclical semiconductor and electronic assembly industries, risks relating to the conduct of the business world-wide and other risks referred to in our most recent annual report on form 20-F and other filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based. Further discussion of risk factors is also available in the Company’s SEC filings.

ICOS Vision Systems Corporation NV can be found on the World Wide Web at www.ICOS.be

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: January 5, 2003	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President